Exhibit 99.2

COMPANY ANNOUNCEMENT

FINANCIAL CALENDAR 2024

TORM plc expects to issue financial statements and convene its Annual General Meeting on the following dates in 2024:

07 March 2024	Annual Report 2023
11 April 2024	Annual General Meeting
08 May 2024	First quarter 2024 results
15 August 2024	First six months and second quarter 2024 results
07 November 2024	First nine months and third quarter 2024 results

Contact
Andreas Abildgaard-Hein. IR
Tel.: +45 3917 9339

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 26 01 DECEMBER 2023	PAGE 1 / 1